FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended December 21, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

News Release, 21 December 2005 – English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

December 21, 2005	SYMBOL: VVV

VANNESSA ARRANGES $2,000,000 LOAN

Vannessa Ventures Ltd. (the "Company") – The Company is pleased to announce that it has borrowed $2,000,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee will be paid by the Company to Exploram.  The loan is payable on demand after February 15, 2006 and is secured by a general security agreement over the Company's assets.

The proceeds from the loan will be used to fund general working capital requirements and to advance work on the feasibility study for the Crucitas gold project.  Crucitas is being developed by the Company’s wholly owned subsidiary, Industrias Infinito S.A.  As previously announced, the Crucitas project recently received a resolution from the Ministry of Environment in Costa Rica (SETENA) approving the Environmental Impact Statement and the SETENA also specified the amount of the Environmental Performance Bond at US$ 600,000 which the Company anticipates will be placed in early 2006.

In addition, 2,000,000 warrants of the Company held by Exploram expired unexercised on December 17, 2005.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.